UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Press Release

Highlights

The main figures obtained by Bradesco in the first quarter of 2012 are presented below:
1.	Adjusted Net Income(1) in the first quarter of 2012 stood at R$2.845 billion (a 3.9% increase compared to the R$2.738 billion recorded in the same period last year), corresponding to earnings per share of R$2.96 and Return on Average Shareholders Equity(2) of 21.4%.	9.	Financial Margin stood at R$10.695 billion, up 14.2% in comparison with the first quarter of 2011.

2.	Adjusted Net Income is composed of R$1.940 billion from financial activities, representing 68.2% ofthetotal,and R$905 million from insurance, pension plan and capitalization bond operations, which accounted for 31.8%.	10.	The Delinquency Ratio over 90 days stood at 4.1% on March 31, 2012, a 0.5 p.p. increase over March 31, 2011 (3.6%).

3.	On March 31, 2012, Bradesco's market capitalization stood at R$113.021 billion(3).	11.	The Efficiency Ratio(5) stood at 42.7% in March 2012 (42.7% in March 2011) and the adjusted-to-risk ratio stood at 52.6% (52.1% in March 2011).

4.	Total Assets stood at R$789.550 billion in March 2012, a 16.9% increase over the same period in 2011. Return on Average Assets was 1.5%.	12.	Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$9.418 billion the first quarter of 2012, up 20.0% over the same period in 2011. Technical Reserves stood at R$106.953 billion, up 18.9% on March 2011.

5.	The Expanded Loan Portfolio(4) stood at R$350.831 billion in March 2012, up 14.6% on the same period in 2011. Operations with individuals totaled R$109.651 billion (up 9.4%), while operations with companies totaled R$241.181 billion (up 17.1%).	13.	Investments in infrastructure, information technology and telecommunications amounted to R$982 million in the first quarter of 2012, a 13.5% increase on the previous year.

6.	Assets under Management stood at R$1.087 trillion, up 18.3% on March 2011.	14.

Taxes and contributions, including social security, paid or recorded in provision, amounted to R$5.689 billion, of which R$1.884 billion referred to taxes withheld and  collected from third parties and R$3.805 billion from Bradesco Organization activities, equivalent to 133.7% of Adjusted Net Income(1) .

7.	Shareholders Equity stood at R$58.060 billion in March 2012, up 13.2% on March 2011. The Capital Adequacy Ratio stood at 15.0% in March 2012, 12.0% of which fell under Tier I Capital.	15.

Bradesco has an extensive customer service network in Brazil, comprising 7,612 service points (4,636 branches, 1,368 PABs - Banking Service Branches and 1,608 PAAs - Advanced Service Branches). Customers can also use 1,497 PAEs ATMs (Automatic Teller Machines) in companies, 38,065 Bradesco Expresso service points, 35,007 Bradesco Dia & Noite ATMs and 12,323 Banco24Horas ATMs.

8.

Interest on Shareholders' Equity and Dividends were paid and recorded in provision to shareholders for income in the first quarter of 2012 in the amount of R$952 million, of which R$175 million was paid as monthly dividends and R$777 million was recorded in provision.

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders' Equity; (3) R$121.751 billion considering the closing price of preferred shares (most traded share); (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment, and operations bearing credit risk commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

4	Report on Economic and Financial Analysis March 2012

Press Release

Highlights

16.

Payroll, plus charges and benefits, totaled R$2.448 billion. Social benefits provided to the 105,102 employees of the Bradesco Organization and their dependents amounted to R$585.851 million, while investments in training and development programs totaled R$21.965 million.

		•	Bradesco BBI was named the best investment bank in Brazil by Global Finance magazine; and

17.

On March 5, 2012, Bradesco began activities at its subsidiary Bradesco Securities Hong Kong Limited, in Hong Kong, China, focused on prospecting opportunities and distributing fixed income and equity products. Therefore, Bradesco expands its international distribution channels, strengthening its contacts with global investors with strong presence on the Chinese market, in addition to providing access for a new base of institutional investors.

		•	Bradesco BBI was named a leader in fixed-income origination in 2011, according to the Brazilian Association of Financial and Capital Market Entities (Anbima).

18.	On March 13, 2012, Bradesco launched its ADR (American Depositary Receipt) Programs with ADRs backed by common shares on the New York Stock Exchange, in the United States. The Program meets the demand from foreign institutional investors and investment funds, therefore, Bradesco common and preferred shares are traded in the U.S.	20.

With regards to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and offering social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 55-year history of extensive social and educational work, with 40 schools in Brazil. In 2012, a projected budget of R$385.473 million will benefit 111,170 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income. The nearly 50 thousand students in Basic Education are guaranteed free, quality education, uniforms, school supplies, meals and medical and dental assistance. Fundação Bradesco also aided another 300,150 students through its distance learning programs, found at its e-learning portal Virtual School. These students completed at least one of the many courses offered by the "Virtual School". Furthermore, another 83,323 people will benefit from projects and actions in partnerships with Digital Inclusion Centers (CIDs), the Educa+Ação Program and Technology courses (Educar e Aprender Teach and Learn).

19.	Major Awards and Recognitions in the period:
•

For the 3rd consecutive year, the Bradesco Brand was one of the 10 most valuable brands in the global financial sector. Among Latin American banks, Bradesco was ranked first (The Banker Brand Finance);

•	Bradesco was recognized as one of the 100 Best Companies in IDHO in 2012 and one of the 50 Best Companies in Corporate Citizenship in 2012 (Gestão & RH magazine);
•	Bradesco stood out in the Top Management 2012 Ranking in fund management (ValorInveste / Jornal Econômico);

Bradesco	5

Press Release

Main Information

	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	Variation %
									1Q12 x 4Q11	1Q12 x1Q11
Income Statement for the Period - R$ million
Book Net Income	2,793	2,726	2,815	2,785	2,702	2,987	2,527	2,405	2.5	3.4
Adjusted Net Income	2,845	2,771	2,864	2,825	2,738	2,684	2,518	2,455	2.7	3.9
Total Financial Margin	10,695	10,258	10,230	9,471	9,362	9,018	8,302	8,047	4.3	14.2
Gross Loan Financial Margin	7,181	7,162	6,928	6,548	6,180	6,143	5,833	5,757	0.3	16.2
Net Loan Financial Margin	4,087	4,501	4,149	4,111	3,820	3,848	3,774	3,596	(9.2)	7.0
Allowance for Loan Losses (ALL) Expenses	(3,094)	(2,661)	(2,779)	(2,437)	(2,360)	(2,295)	(2,059)	(2,161)	16.3	31.1
Fee and Commission Income	4,118	4,086	3,876	3,751	3,510	3,568	3,427	3,253	0.8	17.3
Administrative and Personnel Expenses	(6,279)	(6,822)	(6,285)	(5,784)	(5,576)	(5,790)	(5,301)	(4,976)	(8.0)	12.6
Insurance Written Premiums, Pension Plan Contributions and
Capitalization Bond Income	9,418	11,133	9,049	9,661	7,850	9,022	7,697	7,163	(15.4)	20.0
Balance Sheet - R$ million
Total Assets	789,550	761,533	722,289	689,307	675,387	637,485	611,903	558,100	3.7	16.9
Securities	294,959	265,723	244,622	231,425	217,482	213,518	196,081	156,755	11.0	35.6
Loan Operations (1)	350,831	345,724	332,335	319,802	306,120	295,197	272,485	259,722	1.5	14.6
- Individuals	109,651	108,671	105,389	102,915	100,200	98,243	93,038	89,780	0.9	9.4
- Corporate	241,181	237,053	226,946	216,887	205,920	196,954	179,447	169,942	1.7	17.1
Allowance for Loan Losses (ALL)	(20,117)	(19,540)	(19,091)	(17,365)	(16,740)	(16,290)	(16,019)	(15,782)	3.0	20.2
Total Deposits	213,877	217,424	224,664	213,561	203,822	193,201	186,194	178,453	(1.6)	4.9
Technical Reserves	106,953	103,653	97,099	93,938	89,980	87,177	82,363	79,308	3.2	18.9
Shareholders' Equity	58,060	55,582	53,742	52,843	51,297	48,043	46,114	44,295	4.5	13.2
Assets under Management	1,087,270	1,019,790	973,194	933,960	919,007	872,514	838,455	767,962	6.6	18.3
Performance Indicators (%) on Adjusted Net Income (unless otherw ise stated)
Adjusted Net Income per Share - R$ (2)	2.96	2.93	2.91	2.82	2.72	2.61	2.38	2.19	1.0	8.8
Book Value per Common and Preferred Share - R$	15.21	14.56	14.08	13.82	13.42	12.77	12.26	11.77	4.5	13.3
Annualized Return on Average Shareholders' Equity (3)(4)	21.4	21.3	22.4	23.2	24.2	22.2	22.5	22.8	0.1 p.p.	(2.8) p.p.
Annualized Return on Average Assets (4)	1.5	1.6	1.7	1.7	1.7	1.7	1.7	1.7	(0.1) p.p.	(0.2) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total
Average Assets - Purchase and Sale Commitments -	7.9	7.8	8.0	7.8	8.2	8.3	7.9	8.2	0.1 p.p	(0.3) p.p.
Permanent Assets)
Fixed Assets Ratio - Total Consolidated	19.9	21.0	16.7	17.3	17.4	18.1	16.7	20.9	(1.1) p.p.	2.5 p.p.
Combined Ratio - Insurance (5)	85.6	83.6	86.2	85.8	86.1	85.1	85.3	84.7	2.0 p.p.	(0.5) p.p.
Efficiency Ratio (ER) (2)	42.7	43.0	42.7	42.7	42.7	42.7	42.5	42.0	(0.3) p.p.	-
Coverage Ratio (Fee and Commission Income/Administrative	62.9	62.2	62.7	63.5	63.6	64.2	65.1	64.9	0.7 p.p.	(0.7) p.p.
and Personnel Expenses) (2)
Market Capitalization - R$ million (6)	113,021	106,971	96,682	111,770	117,027	109,759	114,510	87,887	5.7	(3.4)
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	7.5	7.3	7.3	6.9	7.0	7.1	7.4	7.6	0.2 p.p.	0.5 p.p.
Non-Performing Loans (>60 days (8) / Loan Portfolio)	5.1	4.8	4.6	4.5	4.4	4.3	4.6	4.9	0.3 p.p	0.7 p.p
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	4.1	3.9	3.8	3.7	3.6	3.6	3.8	4.0	0.2 p.p	0.5 p.p
Coverage Ratio (> 90 days (8))	181.7	184.4	194.0	189.3	193.6	197.6	191.8	188.5	(2.7) p.p.	(11.9) p.p.
Coverage Ratio (> 60 days (8))	146.6	151.8	159.6	154.0	159.1	163.3	162.0	155.8	(5.2) p.p.	(12.5) p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	15.0	15.1	14.7	14.7	15.0	14.7	15.7	15.9	(0.1) p.p.	-
- Tier I	12.0	12.4	12.2	12.9	13.4	13.1	13.5	13.9	(0.4) p.p.	(1.4) p.p.
- Tier II	3.0	2.7	2.5	1.8	1.7	1.7	2.3	2.1	0.3 p.p	1.3 p.p
- Deductions	-	-	-	-	(0.1)	(0.1)	(0.1)	(0.1)	-	0.1 p.p.

6	Report on Economic and Financial Analysis March 2012

Press Release

Main Information

	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Variation %
									Mar12 x Dec11	Mar12 x Mar11
Structural Information - Units
Service Points	62,749	59,711	55,822	53,246	50,967	48,681	45,821	42,977	5.1	23.1
- Branches	4,636	4,634	3,945	3,676	3,651	3,628	3,498	3,476	-	27.0
- PAAs(9)	1,608	1,605	1,660	1,659	1,660	1,660	1,643	1,592	0.2	(3.1)
- PABs (9)	1,368	1,347	1,320	1,313	1,308	1,263	1,233	1,215	1.6	4.6
- PAEs (9)	1,497	1,477	1,589	1,587	1,588	1,557	1,559	1,565	1.4	(5.7)
- Outplaced Bradesco Network ATMs (10)	3,974	3,913	3,953	3,962	3,921	3,891	4,104	3,827	1.6	1.4
- Banco24Horas NetworkATMs (10)	10,583	10,753	10,815	10,856	10,326	9,765	8,113	7,358	(1.6)	2.5
- Bradesco Expresso (Correspondent Banks)	38,065	34,839	31,372	29,263	27,649	26,104	24,887	23,190	9.3	37.7
- Bradesco Promotora de Vendas	1,005	1,131	1,157	919	853	801	773	743	(11.1)	17.8
- Branches / Subsidiaries Abroad	13	12	11	11	11	12	11	11	8.3	18.2
ATMs	47,330	46,971	45,596	45,103	44,263	43,072	41,007	39,766	0.8	6.9
- Bradesco Network	35,007	34,516	33,217	32,714	32,514	32,015	31,759	31,387	1.4	7.7
- Banco24Horas Network	12,323	12,455	12,379	12,389	11,749	11,057	9,248	8,379	(1.1)	4.9
Credit and Debit Card (11) - in millions	159.9	155.7	153.0	150.4	147.5	145.2	140.7	137.8	2.7	8.4
Employees	105,102	104,684	101,334	98,317	96,749	95,248	92,003	89,204	0.4	8.6
Outsourced Employees and Interns	12,659	11,699	10,731	10,563	10,321	9,999	9,796	8,913	8.2	22.7
Foundation Employees (12)	3,877	3,806	3,813	3,796	3,788	3,693	3,756	3,734	1.9	2.3
Customers - in millions
Checking Accounts	25.4	25.1	24.7	24.0	23.5	23.1	22.5	21.9	1.2	8.1
Savings Accounts (13)	41.3	43.4	40.6	39.7	39.4	41.1	38.5	37.1	(4.8)	4.8
Insurance Group	40.8	40.3	39.4	38.0	37.0	36.2	34.6	33.9	1.2	10.3
- Policyholders	35.4	35.0	34.3	33.0	32.1	31.5	30.0	29.3	1.1	10.3
- Pension Plan Participants	2.2	2.2	2.1	2.1	2.1	2.0	2.0	2.0	-	4.8
- Capitalization Bond Customers	3.2	3.1	3.0	2.9	2.8	2.7	2.6	2.6	3.2	14.3
Bradesco Financiamentos	2.1	2.2	2.4	2.9	2.9	3.3	3.4	3.5	(4.5)	(27.6)

(1)

Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment and operations bearing credit risk commercial portfolio, covering debentures and promissory notes;

(2)	In the last 12 months;
(3)	Excluding mark-to-market effect of available-for-sale securities recorded under shareholders equity;
(4)	Adjusted net income for the period;
(5)	Excludes additional reserves;.
(6)	Number of shares (excluding treasury shares) multiplied by the closing price of the common and preferred shares on the period s last trading day;
(7)	Concept defined by the Brazilian Central Bank (Bacen);
(8)	Credits overdue;
(9)	PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(10)

Including overlapping ATMs within the Bank s own network and the Banco24Horas network: 2,050 in March 2012; 2,019 in December 2011; 2,040 in September 2011; 2,045 in June 2011; 2,024 in March 2011; 1,999 in December 2010, 1,670 in September 2010 and 1,547 in June 2010;

(11)	Includes pre-paid, Private Label and Ibi México as of December 2010;
(12)	Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and
(13)	Number of accounts.

Bradesco	7

Press Release

Ratings
Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility (1)	Support	Domestic Currency			Foreign Currency			Domestic
a -	2	Long Term A -	Short Term F1	Long Term BBB +		Short Term F2		Long Term AAA (bra)	Short Term F1 + (bra)
Moody´s Investors Service								R&I Inc.
Financial Strength	International Scale					Domestic Scale		International Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term Baa1	Long Term A1	Short Term P- 1	Long Term Baa2	Short Term P-2	Long Term Aaa.br	Short Term BR - 1	BBB
Standard & Poor's						Austin Rating
International Scale - Counterparty Rating				Domestic Scale		Corporate Governance		Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating				Long Term	Short Term
Long Term BBB	Short Term A - 3	Long Term BBB	Short Term A - 3	Long Term brAAA	Short Term brA - 1	AA+		AAA	A -1

(1) Substitution of the individual rating (B/C).

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

	R$ million
	1Q12	4Q11	1Q11
Book Net Income	2,793	2,726	2,702
Non-Recurring Events	52	45	36
- Civil Provision	86	79	54
- Other	-	(14)	-
- Tax Effects	(34)	(20)	(18)
Adjusted Net Income	2,845	2,771	2,738
ROAE % (1)	21.0	21.2	23.8
Adjusted ROAE % (1)	21.4	21.5	24.2

(1) Annualized.

8	Report on Economic and Financial Analysis March 2012

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this

Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
	1Q12	4Q11	Variation		1Q12	1Q11	Variation
			1Q12 x 4Q11				1Q12 x 1Q11
			Amount	%			Amount	%
Financial Margin	10,695	10,258	437	4.3	10,695	9,362	1,333	14.2
- Interest	10,222	9,985	237	2.4	10,222	8,849	1,373	15.5
- Non-interest	473	273	200	73.3	473	513	(40)	(7.8)
ALL	(3,094)	(2,661)	(433)	16.3	(3,094)	(2,360)	(734)	31.1
Gross Income from Financial Intermediation	7,601	7,597	4	0.1	7,601	7,002	599	8.6
Income fromInsurance, Pension Plan and Capitalization Bond Operations (1)	877	933	(56)	(6.0)	877	785	92	11.7
Fee and Commission Income	4,118	4,086	32	0.8	4,118	3,510	608	17.3
Personnel Expenses	(2,878)	(3,140)	262	(8.3)	(2,878)	(2,436)	(442)	18.1
Other Administrative Expenses	(3,401)	(3,682)	281	(7.6)	(3,401)	(3,140)	(261)	8.3
Tax Expenses	(1,012)	(1,005)	(7)	0.7	(1,012)	(880)	(132)	15.0
Equity in the Earnings (Losses) of Unconsolidated Companies	40	53	(13)	(24.5)	40	34	6	17.6
Other Operating Income/Expenses	(996)	(808)	(188)	23.3	(996)	(922)	(74)	8.0
Operating Result	4,349	4,034	315	7.8	4,349	3,953	396	10.0
Non-Operating Income	(18)	4	(22)	-	(18)	(4)	(14)	350.0
Income Tax / Social Contribution	(1,468)	(1,241)	(227)	18.3	(1,468)	(1,138)	(330)	29.0
Non-controlling Interest	(18)	(26)	8	(30.8)	(18)	(73)	55	(75.3)
Adjusted Net Income	2,845	2,771	74	2.7	2,845	2,738	107	3.9

(1) Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance Retained Premiums, Pension Plans and Capitalization Bonds - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds Retained Claims Drawings and Redemption of Capitalization Bonds Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

Bradesco	9

Press Release

Summarized Analysis of Adjusted Income
Adjusted Net Income and Profitability

In the first quarter of 2012, Bradesco posted adjusted net income of R$2,845 million, up 2.7%, or R$74 million, from the previous quarter, mainly driven by: (i) growth in the financial margin, as a result of greater revenue from interest and non-interest portion; (ii) greater fee and commission income; (iii) lower personnel and administrative expenses; offset by: (iv) an increase in the allowance for loan losses; and (v) an increase in other operating expenses (net of other operating income).

In comparison with the same quarter a year earlier, adjusted net income increased by
R$107 million, or 3.9% in the first quarter of 2012, for Return on Average Shareholders’ Equity (ROAE) of 21.4%. The main reasons for this result are described below, in the analysis of the main items included in the income statement.

Shareholders’ Equity stood at R$58,060 million in March 2012, up 13.2% on the balance in March 2011. The Capital Adequacy Ratio stood at 15.0%, 12.0% of which fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$789,550 million in March 2012, up 16.9% over March 2011, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) reached 1.5%.

10	Report on Economic and Financial Analysis March 2012

Press Release

Summarized Analysis of Adjusted Income
Efficiency Ratio (ER)

The Efficiency Ratio in the last 12 months(1)improved by 0.3 p.p. over the previous quarter, reaching 42.7% in the first quarter of 2012. With regards to the quarterly ER, the indicator went from 45.1% in the fourth quarter of 2011 to 40.8% in the first quarter of 2012. The improvement in the ER was mainly driven by: (i) a decrease in personnel expenses, mainly resulting from the concentration of holidays in the quarter and lower expenses with management and employee profit sharing; (ii) lower administrative expenses, mainly due to the stabilization of expenses related to the expansion of new Service Points, in addition to the decrease in marketing and advertising expenses and those with outsourced services in the period; and (iii) growth in the financial margin and fee and commission income, which was mainly due to an increase in average business volume, resulting from accelerated organic growth, which began in the second half of 2011, and lower treasury gains.

The “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(2), reached 52.6% in the first quarter of 2012, a 0.4 p.p. improvement over the previous quarter. This was mainly the result of the aforementioned events, offset by an increase in delinquency ratio in the period.

(1) ER = (Personnel Expenses - Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our ER in the first quarter of 2012 would be 44.6%; and
(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income
Financial Margin

The R$437 million increase between the first quarter of 2012 and the fourth quarter of 2011 was mainly due to:

•         a R$237 million increase in interest-earning operations, mainly due to higher gains with “Securities/Other” and “Insurance” margins; and

•         a R$200 million increase in the non-interest margin, due to greater “Treasury/Securities” gains.

Financial margin posted a R$1,333 million improvement between the first quarter of 2012 and the same period in 2011, for growth of 14.2%, mainly driven by:

•         a R$1,373 million increase in income from interest-earning operations due to an increase in business volume, mainly from:
(i) “Loans;” and (ii) “Securities/Other;” and

offset by:

•         lower income from the non-interest margin, in the amount of R$40 million, due to lower “Treasury/Securities” gains.

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Summarized Analysis of Adjusted Income
Interest Financial Margin - Annualized Average Rates

	R$ million
	1Q12			4Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,181	272,481	11.0%	7,162	269,071	11.1%
Funding	1,168	331,186	1.4%	1,169	319,408	1.5%
Insurance	851	105,811	3.3%	770	100,978	3.1%
Securities/Other	1,022	283,634	1.4%	884	257,613	1.4%
Financial Margin	10,222	-	7.6%	9,985	-	7.6%

	1Q12			1Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,181	272,481	11.0%	6,180	239,266	10.7%
Funding	1,168	331,186	1.4%	1,009	276,157	1.5%
Insurance	851	105,811	3.3%	999	88,818	4.6%
Securities/Other	1,022	283,634	1.4%	661	206,006	1.3%
Financial Margin	10,222	-	7.6%	8,849	-	7.8%

The annualized interest financial margin rate stood at 7.6% in the first quarter of 2012, in line with the figure recorded in the previous quarter.

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Summarized Analysis of Adjusted Income
Expanded Loan Portfolio(1)

In March 2012, Bradesco’s loan operations totaled R$350.8 billion. The 1.5% increase in the quarter was due to growth of: (i) 2.4% in Small and Medium-sized Entities (SMEs); (ii) 1.2% in Corporations; and (iii) 0.9% in Individuals.

Over the last 12 months, the portfolio expanded by 14.6.%, driven by: (i) 20.6% growth in SMEs; (ii) 14.5% growth in Corporations; and (iii) 9.4% growth in Individuals.

In the Individuals segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; (ii) BNDES/Finame onlending; and (iii) payroll-deductible loans. In the Corporate segment, growth was led by: (i) real estate financing – corporate plan; (ii) operations bearing credit risk - commercial portfolio; and (iii) export financing.

(1) Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see page 38 of Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

In the first quarter of 2012, ALL expenses stood at R$3,094 million, up 16.3% from the previous quarter, mainly as a result of: (i) adequate provisioning levels in comparison with the estimated losses from certain operations with corporate customers in the fourth quarter of 2011; and (ii) increase in delinqueancy in the period.

In comparison with the first quarter of 2011, ALL expenses in the same period in 2012 increased by 31.1%, mainly due to: (i) a 12.4% growth in loan operations - concept defined by Bacen, in the period; and (ii) greater delinquency in the period, especially among Individuals and SMEs.

14	Report on Economic and Financial Analysis March 2012

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Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days(1)

The delinquency ratio of over 90 days posted a slight increase of 0.2 p.p. in the quarter, mainly due to: (i) a 0.3 p.p. increase in the SME ratio; and (ii) a 0.1 p.p. increase in the Individuals ratio.

(1) Concept defined by Bacen.

Coverage Ratios(1)

The following graph presents the evolution of the coverage ratio of the ALL for loans overdue for more than 60 and 90 days. In March 2012, these ratios stood at 146.6% and 181.7%, respectively, pointing to a comfortable level of provisioning.

The ALL, totaling R$20.1 billion in March 2012, was made up of: (i) R$16.1 billion required by the Brazilian Central Bank; and (ii) R$4.0 billion in additional provisions.

(1) Concept defined by Bacen.

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Summarized Analysis of Adjusted Income
Income from Insurance, Pension Plan and Capitalization Bond Operations

Net income in the first quarter of 2012 stood at R$905 million (R$860 million in the fourth quarter of 2011), a 5.2% increase, with an annualized Return on Shareholders’ Equity of 26.9%.	In comparison with the same period a year earlier, net income was up 18.9% in the first quarter of 2012.

(1) Excluding additional provisions.

	R$ million (unless otherwise stated)
	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	Variation %
									1Q12 x 4Q11	1Q12 x 1Q11
Net Income	905	860	780	800	761	779	721	701	5.2	18.9
Insurance Written Premiums, Pension Plan Contributionsand Capitalization Bond Income (1)	9,418	11,133	9,049	9,661	7,850	9,022	7,697	7,163	(15.4)	20.0
Technical Reserves	106,953	103,653	97,099	93,938	89,980	87,177	82,363	79,308	3.2	18.9
Financial Assets (2)	122,147	116,774	110,502	106,202	102,316	100,038	92,599	88,515	4.6	19.4
Claims Ratio	71.9	68.6	71.5	72.2	72.0	71.1	72.4	71.8	3.3 p.p	(0.1) p.p
Combined Ratio	85.6	83.6	86.2	85.8	86.1	85.1	85.3	84.7	2.0 p.p	(0.5) p.p
Policyholders / Participants and Customers (in thousands)	40,785	40,304	39,434	37,972	37,012	36,233	34,632	33,908	1.2	10.2
Market Share of Insurance Written Premiums, Pension Plan
Contributions and Capitalization Bond Income (3)	25.0	25.6	24.9	25.0	23.2	24.7	24.7	24.8	(0.6) p.p	1.8 p.p

Note: For comparison purposes, the effects of Normative Resolution 206/09, which affected revenue - Health, were not considered in the combined ratio calculation.

(1) The effect of ANS Normative Resolution 206/09 (Health), which extinguished the PPNG (SES) as of January 2010, was not considered in all previous periods and established the accounting of premiums on a pro-rata temporis basis. This accounting change did not affect earned premiums;
(2) As of the fourth quarter of 2010, held-to-maturity securities were reclassified to available for sale category, for adoption CPCs 38 and 40; and
(3) The first quarter of 2012 includes the latest data released by Susep (January 2012).

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Summarized Analysis of Adjusted Income

In a year-on-year comparison, revenue in the first quarter of 2012 was down 15.4%, due to the concentration of pension plan contributions, which are historically paid in the last quarter of the year.

In the first quarter of 2012, total revenue increased by 20.0% over the same period in 2011, driven by the performance of all segments, which posted double-digit growth in the period.

Quarter on quarter, net income was up 5.2%, mainly as a result of: (i) improved financial result; and (ii) a reduction in general and administrative expenses, even when accounting for the collective bargaining agreement in the sector in January 2012.

Net income in the first quarter of 2012 was up 18.9% over the same period in 2011, mainly due to: (i) a 20.0% increase in revenue; (ii) improved equity income; and (iii) a reduction in general and administrative expenses, even when accounting for the collective bargaining agreement in the sector in January 2012.

With regards to solvency, Grupo Bradesco de Seguros e Previdência complies with all Susep rules, effective as of January 1, 2008, and has adjusted to meet global standards (Solvency II). The Group posted leverage of 2.1 times its Shareholders’ Equity in the period.

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Summarized Analysis of Adjusted Income
Fee and Commission Income

In the first quarter of 2012, fee and commission income came to R$4,118 million, up R$32 million over the previous quarter. This performance was driven by: (i) an increase in revenue from fund management; (ii) greater gains with capital market operations (underwriting / financial advisory); and (iii) greater revenue from custody and brokerage services; partially offset by: (iv) lower revenue from loan operations and card income, which are impacted by seasonality at the end of the year.

In comparison with the same period a year earlier, the R$608 million increase, or 17.3%, in fee and commission income in the first quarter of 2012 was mainly due to: (i) the performance of the credit card segment, driven by the growth in card base and revenue; (ii) higher income from checking accounts, which was a result of the growth in business volume and an increase in the checking account holder base, which posted net growth of 1.9 million accounts in the period;
(iii) greater gains with capital market operations (underwriting / financial advisory); (iv) greater income from fund management; and (v) greater income from loan operations, resulting from an increase in the volume of contracted operations and surety and guarantee operations.

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Summarized Analysis of Adjusted Income
Personnel Expenses

In the first quarter of 2012, the R$262 million decrease from the previous quarter was due to the following:

•         structural expenses –  down R$64 million, mainly due to: (i) concentration of holidays, characteristic of the first quarter of the year; offset by: (ii) increased expenses with salaries, social charges and benefits, mostly due to a collective bargaining agreement in the insurance sector in January 2012; and

•         non-structural expenses – R$198 million decrease, mainly due to lower expenses with employee and management profit sharing.

In comparison with the same period a year earlier, the R$442 million increase in the first quarter of 2012 was mainly the result of:

•         R$355 million in structural expenses, resulting from: (i) increased expenses with salaries,  social charges and benefits, due to higher salary levels; and (ii) the net increase in the number of employees by 8,353 professionals, due to organic growth and the expansion of service points in the period; and

• R$87 million in non-structural expenses, mainly driven by: (i) greater expenses with employee and management profit sharing; and (ii) greater expenses with the provision for labor claims.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

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Summarized Analysis of Adjusted Income
Administrative Expenses

In the first quarter of 2012, the 7.6% decrease in administrative expenses from the previous quarter was mainly the result of lower expenses with:
(i) marketing and advertising; (ii) outsourced services, mainly related to the end of the partnership with Empresa Brasileira de Correios e Telégrafos – ECT in December 2011 (Postal Bank); partially offset by greater expenses with: (iii) depreciation and amortization; (iv) data processing; (v) financial system services; and
(vi) expansion of service points by 3,038 points.

In comparison with the same period a year earlier, the 8.3% increase in the first quarter of 2012 was mainly due to: (i) contractual adjustments; (ii) an increase in business and service volume; and
(iii) the opening of 11,782 service points, made up of 985 branches, 10,416 Bradesco Expresso points and 381 other points, for a total of 62,749 service points on March 31, 2012.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$996 million in the first quarter of 2012, up R$188 million over the previous quarter, and R$74 million in comparison with the same period in 2011.

Compared with the same quarter last year and the previous quarter, the increase in other operating expenses, net of other operating income, was mainly the result of greater expenses with: (i) the recording of operating provisions, particularly those for tax contingencies; and (ii) amortization of intangible assets due to acquisition of banking rights.

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Summarized Analysis of Adjusted Income
Income Tax and Social Contributions

In the quarter-on-quarter comparison, income tax and social contribution expenses were up 18.3%, or R$227 million, from the previous quarter, due to a greater taxable result in the period.

In the year-on-year comparison, the increase in these expenses is mainly the result of: (i) greater taxable result; and (ii) the termination of tax credits resulting from the increase in the social contribution rate from 9% to 15% in the first quarter of 2011.

Unrealized Gains

Unrealized gains totaled R$16,130 million in the first quarter of 2012, a R$5,512 million increase from the previous quarter. This was mainly due to: (i) the appreciation of investments, particularly the Cielo investment, which saw a 28.0% increase in share value in the quarter; and (ii) the valuation due to mark-to-market accounting of securities in both fixed income and equities.

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Economic Outlook

Economic activity indicators in the USA continued to present better-than-expected results in the first quarter of 2012, but failed to completely ward off uncertainties regarding the pace and sustainability of growth in the coming months. At the same time, doubts regarding the speed of Chinese growth led to a measure of discomfort, compounded by persistent uncertainties surrounding the country’s banking system and real estate market. Furthermore, fears of a financial meltdown in the eurozone were assuaged by the European Central Bank’s recent measures to promote liquidity in the region’s banking system - while renegotiation of Greek sovereign debt appears to successfully prevent the country from leaving the European monetary union.

Faced with these risks, global growth remained low, adversely impacting the confidence of the economic agents. This trend has had two relevant effects: (i) the normalization of monetary policy by the main central banks will most likely be delayed, ensuring high international liquidity; and
(ii) average commodity prices should also continue on a downward trajectory throughout 2012 thanks to the global deceleration tendency, despite short-term pressures, especially in relation to agricultural produce (unfavorable weather conditions) and oil (geopolitical tensions).

At the same time, despite the substantially reduced risk of a new global crisis in the financial sector, Brazil is still not immune to global events, although it is certainly much better prepared to face the materialization of existing risks than it was in 2008. Faced with a deteriorating international scenario and the current leveling off of domestic activity in the second half of 2011, the economic authorities have adopted a number of stimulus measures, including: (i) a series of interest rate reductions, which continued into the first quarter of 2012 and should advance in the current period; (ii) the partial reversal of the macroprudential measures adopted in December 2010; (iii) tax incentives for the consumer goods and industrial segments; and (iv) interventions in the exchange market to aid industry, which is facing stiff foreign competition and a strong loss of demand. With these measures and the expected increase in public investments, the Brazilian economy should respond favorably, accelerating the pace of growth in the coming months. This improvement should become even more evident in the quarter, when the industrial inventory adjustments will have run their course.

Although the prospective global scenario should have a deflationary impact on Brazil’s economy, there are still a number of challenges related to the handling of monetary policy, given the mismatch between supply and demand, the economy’s high level of indexation and the buoyant job market.

Bradesco is maintaining its positive long-term outlook for Brazil. Despite the country’s undeniable export vocation, domestic demand has been and will continue to be the main engine of economic performance. Household consumption has been driven by the buoyant job market, while investments have benefited from the opportunities generated by pre-salt oil exploration and the sporting events in the coming years. With no signs of excessive income commitment by borrowers and with continuing upward social mobility, the outlook for the Brazilian banking system also remains favorable.

The Organization continues to believe that Brazil will achieve a higher potential growth pace more rapidly if fueled by bigger investments in education and infrastructure and by economic reforms that increase the efficiency of the productive sector. Action on these fronts would play a crucial role in giving the private sector a more solid foundation in regard to facing global competition and continuing to grow and create jobs.

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Main Economic Indicators

Main Indicators (%)	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10
Interbank Deposit Certificate (CDI)	2.45	2.67	3.01	2.80	2.64	2.56	2.61	2.22
Ibovespa	13.67	8.47	(16.15)	(9.01)	(1.04)	(0.18)	13.94	(13.41)
USD Commercial Rate	(2.86)	1.15	18.79	(4.15)	(2.25)	(1.65)	(5.96)	1.15
General Price Index - Market (IGP-M)	0.62	0.91	0.97	0.70	2.43	3.18	2.09	2.84
Extended Consumer Price Index (IPCA) Brazilian Institute
of Geography and Statistics (IBGE)	1.22	1.46	1.06	1.40	2.44	2.23	0.50	1.00
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.48	1.48	1.48
Reference Interest Rate (TR)	0.19	0.22	0.43	0.31	0.25	0.22	0.28	0.11
Savings Accounts	1.70	1.73	1.95	1.82	1.76	1.73	1.79	1.62
Business Days (number)	63	62	65	62	62	63	65	62
Indicators (Closing Rate)	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10
USD Commercial Selling Rate - (R$)	1.8221	1.8758	1.8544	1.5611	1.6287	1.6662	1.6942	1.8015
Euro - (R$)	2.4300	2.4342	2.4938	2.2667	2.3129	2.2280	2.3104	2.2043
Country Risk (points)	177	223	275	148	173	189	206	248
Basic Selic Rate Copom(% p.a.)	9.75	11.00	12.00	12.25	11.75	10.75	10.75	10.25
BM&F Fixed Rate (% p.a.)	8.96	10.04	10.39	12.65	12.28	12.03	11.28	11.86

Projections through 2014

%	2012	2013	2014
USD - Commercial Rate (year-end) - R$	1.80	1.86	1.92
Extended Consumer Price Index (IPCA)	5.20	5.50	5.00
General Price Index - Market (IGP-M)	4.63	4.60	4.50
Selic (year-end)	8.50	9.50	9.50
Gross Domestic Product (GDP)	3.40	4.70	4.50

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Guidance
Bradesco's Outlook for 2012

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	18 to 22%
Individuals	16 to 20%
Corporate	18 to 22%
SMEs	23 to 27%
Corporations	13 to 17%
Products
Vehicles	4 to 8%
Cards (2)	13 to 17%
Real Estate Financing (origination)	R$11.4 bi
Payroll Deductible Loans	26 to 30%
Financial Margin (3)	10 to 14%
Fee and Commission Income	8 to 12%
Operating Expenses (4)	8 to 12%
Insurance Premiums	13 to 16%

(1) Expanded Loan Portfolio;
(2) Does not include the BNDES Cards and Discounts on Advances of Receivables portfolios;
(3) Under current criterion, Guidance for Interest Financial Margin; and
(4) Administrative and Personnel Expenses.

24	Report on Economic and Financial Analysis March 2012

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Income Statements vs. Managerial Income vs. Adjusted Income
Analytical Breakdown of Income Statement vs. Managerial Income vs. Adjusted Income

First Quarter of 2012

	R$ million
	1Q12
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	11,773	(186)	59	(70)	(515)	29	-	-	(395)	10,695	-	10,695
ALL	(3,298)	-	-	-	265	(61)	-	-	-	(3,094)	-	(3,094)
Gross Income from Financial Intermediation	8,475	(186)	59	(70)	(250)	(32)	-	-	(395)	7,601	-	7,601
Income from Insurance, Pension Plan and Capitalization Bond Operations	877	-	-	-	-	-	-	-	-	877	-	877
Fee and Commission Income	3,995	-	-	-	-	-	122	-	-	4,118	-	4,118
Personnel Expenses	(2,878)	-	-	-	-	-	-	-	-	(2,878)	-	(2,878)
Other Administrative Expenses	(3,290)	-	-	-	-	-	-	(110)	-	(3,401)	-	(3,401)
Tax Expenses	(1,122)	-	-	-	68	-	-	-	43	(1,012)	-	(1,012)
Equity in the Earnings (Losses) of Unconsolidated Companies	40	-	-	-	-	-	-	-	-	40	-	40
Other Operating Income/Expenses	(1,488)	186	(59)	70	182	38	(122)	110	-	(1,082)	86	(996)
Operating Result	4,609	-	-	-	-	6	-	-	(352)	4,263	86	4,349
Non-Operating Income	(12)	-	-	-	-	(6)	-	-	-	(18)	-	(18)
Income Tax / Social Contribution and Non-controlling Interest	(1,804)	-	-	-	-	-	-	-	352	(1,452)	(34)	(1,486)
Net Income	2,793	-	-	-	-	-	-	-	-	2,793	52	2,845

(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item Other Operating Expenses to the item Financial Margin;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item Other Operating Income/Expenses to the item Financial Margin;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item Other Operating Income/Expenses to the item Financial Margin;
(4)

Income from Loan Recovery classified under the item Financial Margin , Expenses with Discounts Granted classified under the item Other Operating Income/Expenses , and Expenses with Write-offs of Leasing Operations classified under the item Financial Margin were reclassified to the item ALL Expenses - Allowance for Loan Losses , and Tax Expenses were reclassified to Other Operating Expenses;

(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item Non-Operating Result were reclassified to the item ALL Expenses - Allowance for Loan Losses / Financial Margin;
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item Other Operating Income/Expenses were reclassified to the item Fee and Commission Income;
(7)	Credit Card Operation Interchange Expenses classified under the item Other Operating Income/Expenses were reclassified to the item Other Administrative Expenses;
(8)

Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)	For more information see page 8 of this chapter; and
(10)

Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds Retained Claims Drawings and Redemption of Capitalization Bonds Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

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Income Statement vs. Managerial Income vs. Adjusted Income

Fourth Quarter of 2011

	R$ million
	4Q11
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,813	(169)	39	(329)	(593)	179	-	-	318	10,258	-	10,258
ALL	(2,958)	-	-	-	356	(59)	-	-	-	(2,661)	-	(2,661)
Gross Income from Financial Intermediation	7,855	(169)	39	(329)	(237)	120	-	-	318	7,597	-	7,597
Income from Insurance, Pension Plan and Capitalization Bond Operations	933	-	-	-	-	-	-	-	-	933	-	933
Fee and Commission Income	3,963	-	-	-	-	-	123	-	-	4,086	-	4,086
Personnel Expenses	(3,140)	-	-	-	-	-	-	-	-	(3,140)	-	(3,140)
Other Administrative Expenses	(3,574)	-	-	-	-	-	-	(108)	-	(3,682)	-	(3,682)
Tax Expenses	(1,061)	-	-	-	78	-		-	(34)	(1,017)	11	(1,005)
Equity in the Earnings (Losses) of Unconsolidated Companies	53	-	-	-	-	-	-	-	-	53	-	53
Other Operating Income/Expenses	(1,473)	169	(39)	329	159	-	(123)	108	-	(870)	62	(808)
Operating Result	3,556	-	-	-	-	120	-	-	284	3,960	73	4,034
Non-Operating Income	124	-	-	-	-	(120)	-	-	-	4	-	4
Income Tax / Social Contribution and Non-controlling Interest	(954)	-	-	-	-	-	-	-	(284)	(1,238)	(31)	(1,267)
Net Income	2,726	-	-	-	-	-	-	-	-	2,726	45	2,771

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the Insurance Segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses were reclassified to “Other Operating Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” / “Financial Margin;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)      For more information see page 8 of this chapter; and

(10)    Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan  and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

26	Report on Economic and Financial Analysis March 2012

Press Release

Income Statement vs. Managerial Income vs. Adjusted Income

First Quarter of 2011

	R$ million
	1Q11
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,131	(91)	33	(102)	(408)	-	-	-	(201)	9,362	-	9,362
ALL	(2,534)	-	-	-	225	(51)	-	-	-	(2,360)	-	(2,360)
Gross Income from Financial Intermediation	7,597	(91)	33	(102)	(183)	(51)	-	-	(201)	7,002	-	7,002
Income from Insurance, Pension Plan and Capitalization Bond Operations	785	-	-	-	-	-	-	-	-	785	-	785
Fee and Commission Income	3,419	-	-	-	-	-	91	-	-	3,510	-	3,510
Personnel Expenses	(2,436)	-	-	-	-	-	-	-	-	(2,436)	-	(2,436)
Other Administrative Expenses	(3,037)	-	-	-	-	-	-	(103)	-	(3,140)	-	(3,140)
Tax Expenses	(895)	-	-	-	(7)	-	-	-	22	(880)	-	(880)
Equity in the Earnings (Losses) of Unconsolidated Companies	34	-	-	-	-	-	-	-	-	34	-	34
Other Operating Income/Expenses	(1,338)	91	(33)	102	190	-	(91)	103	-	(976)	54	(922)
Operating Result	4,129	-	-	-	-	(51)	-	-	(179)	3,899	54	3,953
Non-Operating Income	(55)	-	-	-	-	51	-	-	-	(4)	-	(4)
Income Tax / Social Contribution and Non-controlling Interest	(1,372)	-	-	-	-	-	-	-	179	(1,193)	(18)	(1,211)
Net Income	2,702	-	-	-	-	-	-	-	-	2,702	36	2,738

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the Insurance Segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses were reclassified to “Other Operating Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to the item “ALL Expenses - Allowance for Loan Losses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)      For more information see page 8 of this chapter; and

(10)    Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

Bradesco	27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 23, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.